[TEXT]


                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

                                                     FORM 11-K



(MARK ONE)
{X}     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                                        OR
{  }    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934



                                         COMMISSION FILE NUMBER 001-12275

                                         COGNIZANT CORPORATION SAVINGS PLAN

                                               COGNIZANT CORPORATION
                                        200 NYALA FARMS, WESTPORT, CT 06880

                                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of the Cognizant Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            Cognizant  Corporation Savings Plan
                                                     (Name of Plan)

                                                  /s/ James C. Malone
                                                       (Signature)



                                                   James C. Malone
                                         Senior Vice President - Finance &
                                         Controller










June 18, 1997

                                        COGNIZANT CORPORATION SAVINGS PLAN
                                                 DECEMBER 31, 1996

                                                 TABLE OF CONTENTS


                                                                        PAGE (S)
Report of  Independent Accounts. . . . . . . . . . . . . . . . . . . . . . .  4

Financial Statements:
   Statement of Net Assets Available for Benefits as of  December 31, 1996. . 5

   Statement of Changes in Net Assets Available for Benefits for the period November 1, 1996(inception date)through December 31, 1996. .6 - 7

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . 8 - 11

Supplemental Schedules:
         Item 27a:  Schedule of Assets held for Investment Purposes. . . . . 12
         Item 27d:  Schedule of Reportable Transactions. . . . . . . . . . . 13

Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Exhibit 23 -- Consent of  Independent Accountants. . . . . . . . . . . . . . 15

                                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation and Benefits Committee of the Board of Directors of Cognizant Corporation:

    We have audited the accompanying statement of net assets available for benefits of the Cognizant Corporation Savings Plan as of December 31, 1996 and related statement of changes in net assets available for benefits for the period November 1, 1996 (inception date) through December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cognizant Corporation Savings Plan as of December 31, 1996, and the changes in net assets available for benefits for the period November 1, 1996 (inception date) through December 31, 1996 in conformity with generally accepted accounting principles.

    Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits as of December 31, 1996 and the statement of changes in net assets available for benefits for the period November 1, 1996 (inception date) through December 31, 1996 is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                        /s/ COOPERS & LYBRAND L.L.P.
                            COOPERS & LYBRAND L.L.P.








Stamford, Connecticut
June 18, 1997





                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                       AS OF DECEMBER 31, 1996
                                                                        (DOLLARS IN THOUSANDS)



                                                                                    Small
                                              Cognizant         Long    Dun &       Company    Interna-
                                      Equity  Common    Fixed   Term    Bradstreet  Equity     tional        Balanced
                                      Index   Stock     Income  Bond    Legacy      Index      Equity        Index    Loan
                           Total      Fund    Fund      Fund    Fund    Fund        Fund       Index Fund    Fund     Fund
                         ----------- -------- --------  ------- ------- ----------- ---------- ----------- ---------  -------

         Assets

Investments at fair value   89,451    37,580    332     32,227   7,894   11,297                                          121

Interfund                        -     (955)  1,837      5,574  (7,889)  (1,786)     1,079         758        1,382
receivable/(payable).....

Loan and interest
receivable/(payable).....       22       33      48         86      (5)     (14)         -           -                  (126)

Receivables:
   Members contributions       247      174      73          -       -        -          -           -
   Company contributions        81       56      25          -       -        -          -           -
   Dun & Bradstreet Profit
     Participation Plan      8,969    4,252       -        901       -        4          -           -            -     3,812
                           --------- --------  -------- ------- --------- ---------- -------- ----------   ---------- --------
Net assets available for    98,770   41,140    2,315    38,788       0    9,501      1,079         758        1,382     3,807
benefits................  ========== ========  ======== =======  ======== ========== ======== ==========  =========== =======

                                                    The  accompanying  notes are
an integral part of this statement.


                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                      FOR THE PERIOD NOVEMBER 1, 1996(INCEPTION DATE)THROUGH DECEMBER 31, 1996
                                                                        (DOLLARS IN THOUSANDS)


                                                                                               Small     Interna-
                                                    Cognizant            Long     Dun &        Company   tional
                                          Equity    Common      Fixed    Term     Bradstreet   Equity    Equity    Balanced
                                          Index     Stock       Income   Bond     Legacy       Index     Index     Index      Loan
                                Total     Fund      Fund        Fund     Fund     Fund         Fund      Fund      Fund       Fund
                                --------- -------- ----------- --------- ------- ------------  --------- --------- --------- -------

Additions to net assets
   attributed to:
Transfer from Dun & Bradstreet
   Profit Participation
   Plan on November 1, 1996     92,475    38,607        -      32,155     7,554     10,347      -          -        -        3,812

Investment income:
   Net realized appreciation       445        90        -           -         -        355      -          -        -            -
   Net unrealized appreciation/
Interest income................     488        -        -         333        80         75      -          -        -            -
                                --------- --------- -------   ---------- --------- ---------- ---------- ---------- -------- -------
Total investment income.....      3,654    2,258      (13)        333        85         991     -
Interest on members loans            48       20         8         16         4           -     -          -        -            -
Repayment of members loans            0      112        43        104        21           -     -          -        -         (279)

Contributions:
Members.........................  1,890      893       321        511       165           -     -          -        -            -
Company.........................    651      304       112        178        57           -     -          -        -            -
Rollover........................     67       37        10          9        11           -     -          -        -            -
                                --------- --------- --------  ---------- --------- ----------- ---------- ---------- -------- ------
Total contributions............   2,608    1,234       443        698       233           -     -          -
                                --------- ------------------  ---------- --------- ----------- ---------- ---------- ------- -------
  Total additions.............   98,786   42,231       481     33,306     7,897      11,338          -      -         -       3,533
                                ========= ========= ========  ========== ========= =========== ========== ========== ======= =======

                                                    The  accompanying  notes are
an integral part of this statement.



                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                      FOR THE PERIOD NOVEMBER 1, 1996(INCEPTION DATE) THROUGH DECEMBER 31, 1996
                                                                        (DOLLARS IN THOUSANDS)


                                                                                             Small    Interna-
                                                    Cognizant           Long      Dun &      Company  tional
                                          Equity    Common     Fixed    Term      Bradstreet Equity   Equity    Balanced
                                          Index     Stock      Income   Bond      Legacy     Index    Index      Index     Loan
                                Total     Fund      Fund       Fund     Fund      Fund       Fund     Fund       Fund      Fund
                                --------- --------- ---------- -------- -------- ----------- -------- -------- ---------- ---------


Deductions from net assets attributed to:

Benefits paid to members.......    (16)      (10)       -            -       (1)       -          -         -          -        -
Loans to members ..............      -      (126)      (3)         (92)      (7)     (46)         -         -          -      274
                                -------- --------- ----------- --------- ------- ---------- ---------- --------- --------- ---------
      Total deductions.........    (16)     (136)      (3)         (92)      (8)     (51)         -         -          -      274
                                -------- --------- ----------- --------- ------- ---------- ---------- --------- --------- ---------
Net increase prior to
interfund transfers...........   98,770   42,095      478       33,214    7,889    11,287         -         -          -    3,807
                                ======== ========= =========== ========= ======= ========== ========== ========= ========= =========
Inter fund transfers - net....        -     (955)   1,837        5,574   (7,889)   (1,786)     1,079      758      1,382        -
                                -------- --------- ----------- --------- ------- ---------- ---------- --------- --------- ---------
Net increase .................   98,770   41,140    2,315       38,788              9,501      1,079      758      1,382    3,807
                                ======== ========= =========== ========= ======= ========== ========== ========= ========= =========

Net assets available for benefits:
 Beginning of period..........        -        -         -           -        -         -          -        -          -        -
 End of year..................   98,770   41,140     2,315      38,788        -     9,501      1,079      758      1,382    3,807
                                ========= ========= ========== ========= ======= ========== ========== ========= ========= =========

                                                    The  accompanying  notes are
an integral part of this statement.

                                         COGNIZANT CORPORATION SAVINGS PLAN

                                            NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

        On November 1, 1996 (the "Inception Date"), Cognizant Corporation (the "Company") began operating as an independent publicly held company as a result of its spin-off from The Dun & Bradstreet Corporation ("Dun & Bradstreet"). Prior to the spin-off, the Company was owned by Dun & Bradstreet. As of the Inception Date the Company adopted the Cognizant Corporation Savings Plan (the "Plan") for the benefit of Cognizant employees who were members in the Dun & Bradstreet Profit Participation Plan. On December 20, 1996, Dun & Bradstreet transferred to the Trustee 90% of the account balances of Company member investments, with the remaining amount transferred on January 7, 1997.

        The following description of the Plan provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

General

        The Plan is a defined contribution plan available to all U.S. employees of the Company which have been designated to participate in the Plan. Full-time and regular part-time employees are eligible to participate in the Plan on the first month following their first day of employment. Temporary employees who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

        A member may elect to contribute 1% to 16% of compensation. A member may designate savings as Before-Tax Savings or After-Tax Savings. A member who is a highly compensated employee may be limited to less than 16% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 1996, the Code limit on Before-Tax contributions was $9,500.

        An amount equal to 50% of a member's savings, up to the first 6%, is matched by the Company. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions.
The member's contributions and the Company's matching contributions are forwarded monthly to the plan trustee.

Member Accounts

        Each member's account is credited with the member's contribution and allocations of (a) the Company's contributions and (b) Plan earnings.

Vesting

        Members are 100% vested in the Company matching contributions after the third year of employment. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.

                                    COGNIZANT CORPORATION SAVINGS PLAN

NOTE 1 -- DESCRIPTION OF THE PLAN (CONTINUED)

Investment Funds

        Contributions for member savings shall be invested in selected investment funds, in multiples of 5%. All dividends and earnings from funds are reinvested in that same fund. However, dividends paid on common stock in the Dun & Bradstreet Legacy Fund may be held in a short-term investment fund.

        Equity Index Fund -- A fund invested in the common stock of companies included in the Standard&Poor's 500 Stock Index. There are 2,667 members invested in this fund.

        Cognizant Common Stock Fund -- A fund invested in the common stock of Cognizant Corporation. There are 1,692 members invested in this fund.

        Fixed Income Fund -- A fund invested in guaranteed  investment contracts
(GICs) with one or more insurance companies and/or financial institutions selected by the Company. The insurance companies and/or financial institutions contract to repay both principal and a specific rate of return, from 5.35% to 7.33% with maturity dates from April 1, 1997 to October 2, 2000. The contract values of the guaranteed investment contracts approximate their fair market value. There are 2,460 members in this fund.

        Long Term Bond Fund -- A fund invested in fixed income securities, including, but not limited to, U.S. government and agency securities, mortgage backed securities issued by agencies of the U.S. government and investment grade corporate securities. As of December 31, 1996, assets in this fund have been transferred to the Fixed Income Fund.

        Dun & Bradstreet Legacy Fund -- A fund consisting of shares of the Company, Dun & Bradstreet and ACNielsen Corporation common stock. This fund replaced the Dun & Bradstreet Common Stock Fund in the Profit Participation Plan of Dun & Bradstreet and represents frozen participant assets. Members may not make any additional contributions or transfer any additional balances to this fund. There are 1,184 members in this fund.

        Small Company Equity Index Fund -- A fund invested in common stocks in the U.S.equity market that are not included in the Standard & Poor's 500 (S&P
500) Stock Index.  There are 111 members in this fund.

        International Equity Index Fund -- A fund invested in a portfolio of securities traded outside the United States. Investment selections are based on the Europe, Australia and Far East Index. There are 82 members in this fund.

        Balanced Index Fund -- A fund comprised of 60% equity stocks (S&P 500) and 40% U.S. debt instruments. There are 77 members in this fund.

The following investments represent 5% or more of net assets available for benefits: (dollar amounts in thousands)
                           Equity Index Fund                  37,580
                           Fixed Income Fund                  32,227
                           Dun & Bradstreet Legacy Fund       11,297

                                   COGNIZANT CORPORATION SAVINGS PLAN

                              NOTES TO FINANCIAL STATEMENTS - - (CONTINUED)


NOTE 1 -- DESCRIPTION OF THE PLAN (CONTINUED)

Members Loans

        Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate as published in The Wall Street Journal plus 2%. Principal and interest is paid ratably through monthly payroll deductions

Payments of Benefits

        On termination of service due to death, disability, retirement or other reasons, a member may elect to receive either a lump sum amount equal to the value of the member's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years.
Members may also elect to defer distributions subject to certain conditions.

Forfeitures

        Forfeitures of terminated member's nonvested contributions are applied to reduce future Company contributions. There were no forfeitures for the period November 1, 1996 through December 31, 1996.

Administrative Expenses

        Transaction and investment manager fees for each fund are charged against the Plan's assets. Trustee fees and other expenses of administering the Plan are borne by the Company.

NOTE 2 -- ACCOUNTING POLICIES

        The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Mutual funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                 COGNIZANT CORPORATION SAVINGS PLAN

NOTE 3 -- FEDERAL INCOME TAX

        A request for formal determination that the Plan is qualified and the trust established under the Plan is tax-exempt has been made of the Internal Revenue Service. In the opinion of management, a favorable ruling is expected in due course. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.


NOTE 4 -- PLAN TERMINATION

        While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts. In the event of Plan termination, members will become 100% vested in the Company's contribution portion of their accounts.


NOTE 5 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
(dollar amounts in thousands)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial
statements.....................................................    $98,770

Amounts allocated to withdrawing members at December 31, 1996..        169
                                                               -----------
Net assets available for benefits per the Form                    $ 98,968
5500..........................................                 -----------


The following is a reconciliation of benefits paid to members per the financial statements to the Form 5500:

Benefits paid to members per the financial
statements.........................................................  $  16
Amounts allocated to withdrawing members at December 31, 1996......    169
                                                                    -------
Benefits paid to members per the Form 5500.........................   $185
                                                                    -------

Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996, but not yet paid as of that date.


                                           COGNIZANT CORPORATION SAVINGS PLAN

                                                 SUPPLEMENTAL SCHEDULE

Item 27a - Schedule of Assets Held for Investment purposes (dollar amounts in thousands).

December 31, 1996
Description of Asset                              Cost              Fair Value
--------------------------------------       ---------------     ---------------

BT Pyramid Directed Account Cash Fund       $         1,441            $  1,441

BZW Barclays Money Market For EBT                     7,886               7,886

Wells Fargo Equity Index Fund                        18,980              37,225

BZW Equity Index Fund                                    66                  67

ACNielsen Common Stock                                  557                 797

Cognizant Common Stock                                3,999               5,935

Dun & Bradstreet Common Stock                         2,628               4,130

Metropolitan Life - Matures on 10/01/1999               491                 491

John Hancock - Rate 6.17% Matures on 10/1/1996        1,160               1,160

John Hancock - Rate 5.84% Matures on 10/1/1997        2,828               2,828

John Hancock - Rate 5.98% Matures on 10/1/1998        2,023               2,023

Metropolitan Life-Rate 6.15% Matures on 10/1/2000     1,225               1,225

Metropolitan Life-Rate 6.75% Matures on 10/2/2000     2,911               2,911

New York Life - Rate 6.25% Matures on 4/3/2000        1,881               1,881

Principal Mutual-Rate 5.35% Matures on 4/1/1998       3,417               3,417

Principal Mutual-Rate 6.09% Matures on 10/1/1998      1,813               1,813

John Hancock - Rate 6.22% Matures on 4/3/2000         2,535               2,535

Metropolitan Life-Rate 7.33% Matures on 4/1/1999      3,452               3,452

New York Life - Rate 7.19% Matures on 10/1/1999       2,009               2,009

Principal Mutual - Rate 6.05% Matures on 4/1/1997       760                 760

Principal Mutual-Rate 7.24% Matures on 10/1/1999      1,948               1,948

Principal Mutual-Rate 6.40% Matures on 10/2/2000      2,835               2,835



                     COGNIZANT CORPORATION SAVINGS PLAN

                            SUPPLEMENTAL SCHEDULE


Item 27d - Schedule of Reportable Transactions for the period November 1, 1996 through December 31, 1996.


                                  Current Value
                                    of Asset
  Identity of Party Involved/         Purchase     Selling       Cost of         Transaction
   Description of Investment           Price        Price         Asset             Date             Gain/(Loss)
--------------------------------    ------------- ----------    ----------     ----------------     --------------


                                              There  were no  single  or  series
transactions that were greater than 5%.

  EXHIBIT INDEX


EXHIBIT
     NO.               DESCRIPTION
-------------------    -----------------------------------------------------

EX - 23 Consent of  Independent Accountants

                                 EXHIBIT 23
             CONSENT OF INDEPENDENT ACCOUNTANTS

        As independent accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Corporation's previously filed Registration Statement on Form S-8 (File No. 333-13889).








                                          /s/ COOPERS & LYBRAND L.L.P.
                                              COOPERS & LYBRAND L.L.P.





Stamford, Connecticut
June 18, 1997